January 4, 2013

VIA EDGAR and FACSIMILE

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stifel Financial Corp. (the “Company”)
Registration Statement on Form S-4
Filed January 4, 2013
File No. 333-185145

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to January 7, 2013, at 3:00 pm, Eastern Time, or as soon thereafter as practicable.

In addition, the registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert J. Endicott at (314) 259-2447 or Todd M. Kaye at (314) 259-2194 if you have any questions or comments. Thank you for your continued assistance.

Very truly yours,

STIFEL FINANCIAL CORP.

By:	/s/ James M. Zemlyak
Name:	James M. Zemlyak
Title:	Senior Vice President and Chief Financial Officer